eDiets.com, Inc.

1000 Corporate Drive

Suite 600

Fort Lauderdale, FL 33334

November 2, 2007

Via EDGAR

Mr. Larry Spirgel – Assistant Director

Ms. Christine Adams – Staff Accountant

US Securities and Exchange Commission

Division of Corporate Finance

100 F St NE

Washington, DC 20549

Re:	eDiets.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 29, 2007

Forms 10-Q for Fiscal Quarter Ended June 30, 2007
File No. 0-30559

Dear Mr. Spirgel and Ms. Adams:

This letter is being furnished in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated October 18, 2007 (the “Comment Letter”) to Robert T. Hamilton, Chief Financial Officer of eDiets.com, Inc. (“eDiets” or the “Company”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2007. The responses set forth below have been organized in the same manner in which the Staff’s comments and headings were organized in the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

1.

We refer to your explanation of the decrease in revenue from 2005 to 2006, in which you state that the decrease in subscription revenue was due to a smaller base of “paying” members during the year and that this decrease was offset by higher weekly fees from subscribers. The difference in these customer groups is unclear and the underlying reason for the decrease in revenue is vague. Please tell us what the reference to paying members represents, what the difference in these two groups represent and how much each impacted revenue. Revise in future filings to clearly articulate the underlying business reasons for all material changes in revenue.

The Company considers “paying members” and “subscribers” to be the same thing with no difference between these groups. In future filings we shall make this point more clearly understood.

Subscription revenue is driven by the following two factors: the average number of subscribers and the average weekly fee paid by subscribers. In 2006, subscription revenue decreased 16% to $38.0 million from $45.2 million in 2005 due to a subscriber base that was approximately 22% lower than the previous year and average weekly fees that were approximately 7% higher than the previous year. The reduction in our subscriber base was the result of reduced advertising.

In response to the Staff’s comment, commencing with the Form 10-Q filing for the quarterly period ended September 30, 2007 we will better describe the underlying business reasons for all material changes in revenue.

2.	We note your disclosure of the $10.8 million derived from all sources other than subscriptions. Revise in future filings to describe the material changes in each category from the prior year, rather than simply providing a list of revenue earned in each category.

In response to the Staff’s comment, commencing with the Form 10-Q filing for the quarterly period ended September 30, 2007 we will describe material changes from all sources of revenue other than subscriptions.

Liquidity and Capital Resources, page 14

3.	Your discussion of cash flows from operating activities appears to be a mechanical recitation of your cash flow statement. Revise to provide not only a “discussion.” but an “analysis” of historical information as well as known trends, demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Given the significant changes in your cash flows in the past several years, you should also revise your discussion to provide insight into the underlying internal and external business factors driving such changes as seen through the eyes of management. For further guidance, please refer to Item 303 of Regulation S-K as well as section IV of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

In response to the Staff’s comment, commencing with the Form 10-Q filing for the quarterly period ended September 30, 2007 we will provide a discussion along with an analysis of historical information as well as any trends, demands, commitments, events or uncertainties that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

Critical Accounting Policies, page 15

4.	We refer to your critical accounting policy “Revenue Recognition.” This disclosure is almost identical to your accounting policy disclosed in Note 2 to your financial statements on page F-9. It appears that the estimates and assumptions used to determine and account for the many different types of revenue you generate are material to your company. In future filings, revise to clarify why the accounting estimates and assumptions associated with revenue recognition bear a risk of change and discuss how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future. This discussion should include material quantitative information and sensitivity analysis. Please refer to Item 303 of Regulation S-K as well as section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

In response to the Staff’s comment, commencing with the Form 10-K filing for the fiscal year ended December 31, 2007 we will clarify why the accounting estimates and assumptions associated with revenue recognition bear a risk of change and discuss how we arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future.

5.	We refer to your critical accounting policies for goodwill and intangible assets, stock-based compensation and income taxes. It appears that these policies are critical to your results of operations. However, it is unclear from our current disclosures why they are more critical than the accounting policies discussed in Note 2 to your financial statements. In future filings, revise each of your material policies to provide the information required by Item 303 of Regulation S-K, as discussed in the previous comment.

In response to the Staff’s comment, commencing with the Form 10-K filing for the fiscal year ended December 31, 2007 we will revise each of our material policies to provide the information required by Item 303 of Regulation S-K.

Consolidated Statements of Cash Flows, page F-5

6.	We note that you begin your reconciliation of cash flows from operations with net loss (income) from continuing operations. Please refer to a paragraph 28 of SFAS No. 95, which states that entities who choose not to employ the direct method shall determine net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operations. In future filings, please revise accordingly.

Separate disclosure of cash flows from discontinued operations is permitted as long as they are presented in conformity with the basic requirements of SFAS No. 95 and are presented consistently for all periods. Of you choose to separately present cash flows from discontinued operations by category. Both of the following presentations would be appropriate under SFAS No. 95:

•	Separately identifying cash flows from discontinued operations within each category of the cash flow statement – operating, investing and financing; or

•	Separately identifying operating, investing and financing cash flows from discontinued operations within a separate section of the cash flow statement.

Please note that it is not appropriate to aggregate all cash flows from discontinued operations within a single line item, either as a separate category or within an existing category, such as operating cash flows.

In response to the Staff’s comment, commencing with the Form 10-Q filing for the quarterly period ended September 30, 2007 we will separately identify operating, investing and financing cash flows from discontinued operations within a separate section of the cash flow statement.

Note 2 Summary of Significant Accounting Policies, page F-6

Intangibles and Goodwill, page F-7

7.	In future filings, revise to include the information required by paragraph 45c of SFAS No. 142. Consider presenting the changes in goodwill, as required in a roll-forward schedule.

In response to the Staff’s comment, commencing with the Form 10-K filing for the fiscal year ended December 31, 2007 we will revise the information required by paragraph 45c of SFAS No. 142 and will present the changes in goodwill in a roll-forward schedule.

As Items 8 & 9 of the Comment Letter both address the reserve for refunds and deferred revenue, we have presented our response to these comments on a combined basis.

Note 7. Reserve for refunds and Deferred Revenue, page F-15

8.	We refer to your reserve for refunds as of December 31, 2006. We note that in certain circumstances under your cancelable plans, customers are entitled to a full refund of the unused portion of their prepaid membership fee. The ability of a subscriber to receive a full refund of the subscription fee up to the last day of the membership term raises an uncertainty as to whether the fee is fixed or determinable at any point before the end of the term. It appears to us that you elected to apply a policy similar to the accounting specified in SFAS No. 48. We believe it is preferable to apply SFAS No. 140 to refundable service transaction fees and accordingly defer revenue recognition until the refund period expires. Generally, the staff will not object to the recognition of refundable membership fees, net of estimated refunds, as earned revenue over the membership term where all of the criteria discussed in SAB Topic 13A4 have been met. We believe that all the criteria in paragraph 8 of No. SFAS 48 have to be met for an acceptable estimate to be made.

We note from Schedule II, that the amounts charged against revenue have changed significantly in the years presented, representing 21%, 7%, and 3% of revenue in 2004, 2005, and 2006, respectively. These recurring and material variances between actual and estimated refunds are indicative of your inability to make reliable estimates. Please tell us in sufficient detail how you estimated the reserve for refunds and how you evaluated SAB Topic 13A4 in determining your revenue recognition policy for the subscription fee. In your response, please also tell us how the acquisition of Nutrio in 2006 impacted your accounting for refunds.

9.	We refer to the ending balance of your refund reserve at December 31, 2006. Given the level of refunds made in the years presented, it is not clear why you believe that $33,000 is the appropriate level of reserve at year-end. Please explain.

eDiets Subscription Sales/Revenue Recognition Process

Subscribers join and pay eDiets a fee in advance for access to our online weight-loss service for a specified period of time (e.g. 28 days, 90 days or 365 days). There are no registration fees. Substantially all of the subscribers purchase programs via credit cards, with renewals billed automatically, until cancellation. All cash received in advance from subscribers is recorded as deferred revenue. As each day passes we recognize revenue ratably over the specified term. Under cancelable plans subscribers are entitled to a refund for only the unused portion of their program. For example, if a subscriber signed up for a 13 week cancelable program and canceled after week 4, they would receive a refund for 9 weeks of fees. Under that example we would have recognized 4 weeks of revenue. As stated in SAB Topic 13A4 “if the cancellation privileges expire ratably over a stated contractual term, the sales price is considered to become determinable ratably over the stated term.” Consequently, the Company believes its revenue recognition policy meets the criteria of both SAB Topic 13A4 and paragraph 8 of No. SFAS 48.

Reserve for Refunds

Since all subscriber payments are deferred upon receipt, at the end of each month the Company reclassifies a portion of its deferred revenue to reserve for refunds. Based on historical experience, approximately 1% of subscriber sales will result in a refund issued in a subsequent month after sale. All other refunds issued relate to current month subscriber sales. Because the revenue has not been recognized, refunds do not result in a reversal of subscription revenue. Instead, refunds result in a decrease to the amounts maintained in deferred revenue.

Based on this historical refund rate the Company determined that $33,000 was the appropriate level of reserve at December 31, 2006 as this amount represented the estimated refunds that would be required in 2007 for sales made through December 31, 2006. Actual refunds issued in 2007 pertaining to sales made in 2006 indicate that this estimate was reasonable with no material variance.

Presentation of Returns Reserve on Schedule II

The Company’s presentation of the returns reserve roll-forward is on a gross basis as it includes the total amounts of refunds issued during the year to subscribers even though such amounts were not included as subscription revenue. The 2006 reserve activity is summarized below:

• Returns reserve, beginning of year	$103
• Add: Amounts charged to P&L	—
• Add: Charged to other accounts (1)	1,666
• Less: Deductions (2)	(1,736)

• Returns Reserve, end of year	$33

(1)	Gross amount added to returns reserve based on historical experience
(2)	Gross refund amounts paid and non-cash adjustments to refund reserve

In future filings the Company shall provide a more detailed footnote to Schedule II to make the roll-forward of the reserve more clearly understood.

Additionally, in 2004 the Company required most subscribers to pay three months in advance with the ability to cancel anytime for a pro-rata refund. In 2005, the Company transitioned to shorter terms and by 2006 most new subscribers were purchasing one month plans. As a result, the larger advance payments required through 2004, resulted in larger refunds in 2004 compared to 2005 and 2006 when smaller advance payments were required.

Nutrio impact on accounting for refunds

In May 2006 the Company acquired Nutrio to target the business-to-business diet marketplace. The majority of Nutrio’s revenue in 2006 (98.1%) was related to non-refundable licensing arrangements. The remaining business covered the business-to-consumer market which did not require a material refund reserve at the time of acquisition. Actual refunds issued in the months after the acquisition were approximately $500, indicating that the initial estimate was reasonable with no material variance.

Lastly, the Company acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose

•

the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Commission’s efforts in assisting our compliance efforts with applicable disclosure requirements.

Please contact Robert Hamilton, CFO or James Epstein, General Counsel at 954-360-9022 if you have any questions.

Very Truly Yours,

/s/ Robert T. Hamilton
Robert T. Hamilton
Chief Financial Officer
eDiets.com, Inc.